Exhibit 21.1

List of Company Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Organization
Royal BodyCare USA, Inc.	Texas
MPM Medical, Inc.	Texas
Royal BodyCare Canada, Inc.	Canada
BizAdigm, Inc.	Nevada